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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                SCHEDULE 14D-9/A
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)

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                              TAUBMAN CENTERS, INC.
                            (Name of Subject Company)


                              TAUBMAN CENTERS, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    876664103
                      (CUSIP Number of Class of Securities)



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                                  LISA A. PAYNE
                              TAUBMAN CENTERS, INC.
                             200 EAST LONG LAKE ROAD
                             SUITE 300, P.O. BOX 200
                        BLOOMFIELD HILLS, MICHIGAN 48303
                                 (248) 258-6800
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)



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                                 WITH COPIES TO:

       CYRIL MOSCOW               JEFFREY H. MIRO            ADAM O. EMMERICH
HONIGMAN MILLER SCHWARTZ AND      KENNETH H. GOLD           TREVOR S. NORWITZ
         COHN, LLP             MIRO, WEINER & KRAMER         ROBIN PANOVKA
2290 FIRST NATIONAL BUILDING   38500 WOODWARD AVENUE,   WACHTELL, LIPTON, ROSEN
    660 WOODWARD AVENUE              SUITE 100                  & KATZ
DETROIT, MICHIGAN 48226-3583     BLOOMFIELD HILLS,         51 WEST 52ND STREET
      (313) 465-7000               MICHIGAN 48303       NEW YORK, NEW YORK 10019
                                  (248) 646-2400            (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                  This Amendment No. 9 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 11, 2002 (as subsequently amended, the "Schedule 14D-9"), by Taubman Centers, Inc., a Michigan corporation (the "Company" or "Taubman Centers") relating to the tender offer made by Simon Property Acquisitions, Inc. ("Offeror"), a wholly owned subsidiary of Simon Property Group, Inc. ("Simon") and Westfield America, Inc. ("Westfield"), as set forth in a Tender Offer Statement filed by Simon on Schedule TO, dated December 5, 2002 (the "Schedule TO") and a Supplement to the Offer to Purchase, dated January 15, 2003 filed by Simon on Schedule TO-T/A (the "Supplement"), to pay $20.00 net to the seller in cash, without interest thereon, for each Common Share, upon the terms and subject to the conditions set forth in the Schedule TO and the Supplement. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         (a)  LEGAL MATTERS

                  The United States District Court for the Eastern District of Michigan issued an Order dismissing that part of Simon's First Claim for Relief challenging the 1998 issuance of Series B stock to certain of the defendants under the Michigan Control Share Acquisitions Act in Simon's lawsuit pending against Taubman Centers, Inc., A. Alfred Taubman, Robert S. Taubman, Lisa A. Payne, Graham T. Allison, Peter Karmanos, Jr., William S. Taubman, Allan J. Bloostein, Jerome A. Chazen, and S. Parker Gilbert. The Court concluded that "the Michigan Control Share Acquisition Act does not pertain to a direct issue from the corporation of its own shares" and that the "issuance of Series B stock to [the Taubman family] in 1998 was not a 'control share acquisition' within the meaning of the [Act]." The Court did not dismiss that portion of Simon's First Claim for Relief that alleges that a group was formed in the year 2002 in contravention of the Act. The Company believes the remaining Simon claims to be without merit.





ITEM 9.  EXHIBITS.

                  Item 9 is hereby amended and supplemented by adding thereto the following:

EXHIBIT NO.             DESCRIPTION
__________              ___________

Exhibit (a)(29)         Opinion and Order issued on January 22, 2003 by the
                        United States District Court for the Eastern District of
                        Michigan in the matter of Simon Property Group, Inc., and Simon Property Acquisitions, Inc. v. Taubman
                        Centers, Inc., A. Alfred Taubman, Robert S. Taubman,
                        Lisa A. Payne, Graham T. Allison, Peter Karmanos, Jr.,
                        William S. Taubman, Allan J. Bloostein, Jerome A.
                        Chazen, and S. Parker Gilbert

Exhibit (a)(30)         Press Release issued by Taubman Centers on January 22,
                        2003
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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2003                            Taubman Centers, Inc.


                                                    By:  /s/ William S. Taubman
                                                        ------------------------
                                                        William S. Taubman
                                                        Executive Vice President


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                                  EXHIBIT INDEX

EXHIBIT NO.             DESCRIPTION
__________              ___________

Exhibit (a)(29)         Opinion and Order issued on January 22, 2003 by the
                        United States District Court for the Eastern District of
                        Michigan in the matter of Simon Property Group, Inc., and Simon Property Acquisitions, Inc. v. Taubman
                        Centers, Inc., A. Alfred Taubman, Robert S. Taubman,
                        Lisa A. Payne, Graham T. Allison, Peter Karmanos, Jr.,
                        William S. Taubman, Allan J. Bloostein, Jerome A.
                        Chazen, and S. Parker Gilbert

Exhibit (a)(30)         Press Release issued by Taubman Centers on January 22,
                        2003